INVESTMENT MANAGERS SERIES TRUST

235 W. Galena Street

Milwaukee, Wisconsin 53212

VIA EDGAR

January 22, 2024

Securities and Exchange Commission

100 F Street, NE
Washington, DC 20549

Attention: Division of Investment Management

Re:	Investment Managers Series Trust (the “Trust“ or “Registrant”) (File Nos. 333-122901 and 811-21719) on behalf of the Towle Deep Value Fund

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Ms. Samantha Brutlag of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on January 11, 2024, regarding Post-Effective Amendment No. 1216 to the Registrant’s Form N-1A registration statement (the “Registration Statement“) filed on November 28, 2023, with respect to the Towle Deep Value Fund (the “Fund”), a series of the Registrant. Responses to all of the comments are included below and, as appropriate, will be reflected in a Post-Effective Amendment to the Fund’s Registration Statement (the “Amendment”), which will be filed separately.

PROSPECTUS

SUMMARY SECTION

Fees and Expenses of the Fund

1.	Please provide the completed fees and expenses table and expense example for the Fund in correspondence to the Commission at least one week in advance of the Registration Statement becoming effective.

Response: The Fund’s completed fees and expenses table and expense example, which will be included in the Amendment, are as follows:

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund. You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and example below.

Shareholder Fees (fees paid directly from your investment)
Maximum sales charge (load) imposed on purchases		None
Maximum deferred sales charge (load)		None
Redemption fee if redeemed within 90 days of purchase (as a percentage of amount redeemed)		2.00%
Wire fee		$20
Overnight check delivery fee		$25
Retirement account fees (annual maintenance fee)		$15

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management fees		0.79%
Distribution (12b-1) fees		None
Other expenses		0.33%
Shareholder service fees	0.05%
All other expenses	0.28%
Total annual fund operating expenses		1.12%

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same.

Although your actual costs may be higher or lower, based on these assumptions your costs would be:

One Year	Three Years	Five Years	Ten Years
$114	$356	$617	$1,363

Principal Investment Strategies

2.

The Fund’s principal risks include “Sector Focus Risk”, which indicates that the Fund focuses in the consumer, cyclical sector. Please add disclosure to the principal investment strategies section that the Fund may focus in particular sectors, and add disclosure regarding those particular sectors.

Response: The Registrant has added disclosure to the end of the last paragraph in the principal investment strategies section to indicate that the Fund may focus in particular sectors from time to time as follows:

From time to time, the Fund may focus its investments in particular sectors. For example, as of September 30, 2023, 38.5% of the Fund’s net assets were invested in the consumer, cyclical sector, and 27.1% of the Fund’s net assets were invested in the energy sector.

MORE ABOUT THE FUND’S INVESTMENT OBJECTIVE, PRINCIPAL INVESTMENT STRATEGIES AND RISKS

Principal Investment Strategies and Principal Risks of Investing

3.	The Fund’s investment objective in the Item 9 section is different than the investment objective disclosed in the summary section. Please conform this disclosure.

Response: The Registrant has revised the Fund’s investment objective in both the summary section and the Item 9 section to state the following:

The Fund’s investment objective is to seek long-term capital appreciation.

4.	Apply all applicable comments from the summary section for the Fund to Item 9 of Form N-1A.

Response: The Registrant confirms that all applicable comments from the summary section have been applied to the Item 9 disclosure.

5.	Under “Fund Expenses,” its states that the Advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund, and that such agreement is in effect until January 31, 2024. Since the Amendment will be effective on February 1, 2024, and the agreement will not be in effect at that time, please delete or update this language, as applicable. If there is a new agreement, please note that the fees and expenses table may only show the contractual arrangement if the agreement is in effect for a period of one year from the date of effectiveness.

Response: The Registrant has revised the disclosure as follows:

The Advisor has contractually agreed to waive its fees and/or pay for operating expenses of the Fund to ensure that the total annual fund operating expenses (excluding any taxes, leverage interest, brokerage commissions, acquired fund fees and expenses (as determined in accordance with Form N-1A), expenses incurred in connection with any merger or reorganization, or extraordinary expenses such as litigation expenses) do not exceed 1.20% of the average daily net assets of the Fund. This agreement is in effect until January 31, 2025~~2024~~, and may be terminated before that date only by the Trust’s Board of Trustees.

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If you have any questions or additional comments, please contact me at (626) 385-5777 or

diane.drake@mfac-ca.com.

Sincerely,

/s/ Diane J. Drake
Diane J. Drake
Secretary

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